HSBC USA INC. Reverse Convertible Notes
Filed Pursuant to Rule 424(b)(2)
Registration No. 333-133007
March 25, 2008

PRICING SUPPLEMENT
(To the Prospectus dated April 5, 2006,
Prospectus Addendum dated December 12, 2007
Prospectus Supplement dated October 12, 2007 and the
Product Supplement dated October 23, 2007)

Terms used in this pricing supplement are described or defined in the product supplement, prospectus supplement, and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement, and the prospectus. The notes are not principal protected, and you may lose some or all of your principal.

This pricing supplement relates to two separate note offerings. Each reference asset identified below represents a separate note offering. The purchaser of a note will acquire a security linked to a single reference asset (not a basket or index of reference assets). Although each offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to that reference asset or as to the suitability of an investment in the related notes. The following key terms relate to each separate notes offering:

• Principal Amount: $1,000.00 per note
• Offering Period End Date: March 24, 2008 at 4:00 pm, New York City time
• Initial Public Offering Price: $1,000.00 per note (100 per cent)
• Initial Valuation Date: March 24, 2008
• Issue Date: April 3, 2008

• Final Price: The market price of the reference asset on the final valuation date.
• Interest Payment Dates: The third calendar day of each month following the issue date (or, if that day is not a business day, the following business day), commencing on May 3, 2008 and ending on, and including, the maturity date.
• Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

REFERENCE ASSET/ REFERENCE ISSUER (TICKER)	INTEREST RATE (PER ANNUM)	INITIAL PRICE(1)	BARRIER LEVEL	BARRIER PRICE(2)	ISSUE AMOUNT	PHYSICAL DELIVERY AMOUNT (3)	AGENT’S DISCOUNT OR COMMISSION / TOTAL (4)	PROCEEDS TO US / TOTAL	CUSIP / ISIN	FINAL VALUATION DATE(5)	MATURITY DATE(6)
NATIONAL OILWELL VARCO (NOV)	14.95%	$53.87	65.00%	$35.0155	$436,000.00	18.5632	1.70% / $7,412.00	98.30%/ $428,588.00	4042K0LV5 / US4042K0LV51	June 30, 2008	July 3, 2008
TEREX CORPORATION (TEX)	13.00%	$62.60	65.00%	$40.6900	$488,000.00	15.9744	1.375% / $6,710.00	98.625% / $481,290.00	4042K0LW3 / US4042K0LW35	June 30, 2008	July 3, 2008
(1) The initial price represents the market price of the reference asset on the initial valuation date.
(2) The barrier price represents the product of the initial price of the reference asset multiplied by its barrier level.
(3)The physical delivery amount was determined by the calculation agent on the initial valuation date by dividing the principal amount of each note by the initial price of the reference asset.
(4)Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission / Total,” above.
(5)Final valuation date is subject to adjustment as described in the product supplement.
(6) Expected. The maturity date will be 3 business days after the final valuation date and is subject to adjustment as described in the product supplement.

See “Risk Factors” in this pricing supplement beginning on page PR-3, in the product supplement beginning on page PS-3 and in the prospectus supplement beginning on page S-3 for a description of risks relating to an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(7)
Reverse Convertible Notes linked to NOV due July 3, 2008	$436,000.00	$17.13
Reverse Convertible Notes linked to TEX due July 3, 2008	$488,000.00	$19.18
(7) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended

HSBC SECURITIES (USA) INC. March 25, 2008

GENERAL TERMS

This pricing supplement relates to two separate note offerings. Each reference asset identified on the cover page represents a separate note offering. The purchaser of a note will acquire a security linked to a single reference asset (not to a basket or index of reference assets). You may participate in any one of the notes offerings or, at your election, in more than one. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to either of those reference assets or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum dated December 12, 2007 and the product supplement dated October 23, 2007. You should carefully consider, among other things, the matters set forth in ”Risk Factors” beginning on page PR-3 of this document, PS-3 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

RISK FACTORS

The following highlights some, but not all, of the risk considerations relevant to investing in a note. Investing in any of the notes is not equivalent to investing directly in the relevant reference asset. We urge you to read the section “Risk Factors” beginning on page PS-3 of the product supplement and page S-3 of the prospectus supplement. As you review ”Risk Factors” in the prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”

•	"— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset"

1. The notes are not principal protected and you may lose some or all of your principal.

The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest. You will lose some or all of your principal if both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is less than the initial price of the reference asset. A USD 1,000 investment in the notes will pay USD 1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of your note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase.

We cannot predict the final price of any reference asset on the final valuation date.

2. You will not participate in any appreciation in the value of the reference asset.

You will not participate in any appreciation in the value of the reference asset. If the final price of the reference asset is greater than its initial price, the sum of any interest payments you receive during the term of the notes and the principal payment you receive at maturity will not reflect the performance of the reference asset. Under no circumstances, regardless of the extent to which the value of the reference asset appreciates, will your return exceed the interest rate specified on the cover page. Therefore, you may earn significantly less by investing in the notes than you would have earned by investing directly in the reference asset.

3. Because the tax treatment of the notes is uncertain, the material U.S. federal income tax consequences of an investment in the notes are uncertain.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of your note. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under ”Certain U.S. Federal Income Tax Considerations” beginning on page PR-4 of this pricing supplement and ”Certain U.S. Federal Income Tax Considerations - Certain Equity-Linked Notes - Certain Notes Treated as a Put Option and a Deposit” in the prospectus supplement.

Please note that the prospectus, prospectus supplement, prospectus addendum, product supplement and this pricing supplement do not describe all the risks of an investment in the notes. We urge you to consult your own financial and legal advisors as to the risks entailed by an investment in the notes.

SUMMARY

Principal Payment at Maturity

Your payment at maturity for each note you hold will depend on the performance of the reference asset between the initial valuation date and the final valuation date, inclusive. You will receive the physical delivery amount if both of the following are true: (a) between the initial valuation date and the final valuation date, inclusive, the market price (as defined below) of the reference asset on any day is below the barrier price and (b) the final price of the reference asset is less than the initial price of the reference asset. A USD 1,000 investment in the notes will pay USD 1,000 at maturity if, and only if, either of the following is true: (a) the final price of the reference asset is equal to or greater than the initial price of the reference asset or (b) between the initial valuation date and the final valuation date, inclusive, the market price of the reference asset never falls below the barrier price on any day. If you receive the physical delivery amount at maturity, the market value of the shares of the reference asset you receive per note will be less than the principal amount of each note and may be zero. Accordingly, you may lose the entire principal amount of each note you purchase. Under some circumstances to be determined by and at the sole option of HSBC USA Inc., we may pay investors, in lieu of the physical delivery amount, the cash equivalent of such shares with a per share price equal to the final price. However, we currently expect to deliver the physical delivery amount and not cash in lieu of the physical delivery amount in the event the conditions described above occur.

As described in the product supplement, on any scheduled trading day on which the value of the reference asset must be calculated by the calculation agent, (i) if the relevant exchange is the NASDAQ Stock Market (“NASDAQ”), the market price of the reference asset will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the market price of the reference asset will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the reference asset is not listed or traded as described above for any reason other than a market disruption event, then the market price for the reference asset on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference asset obtained from as many dealers in the reference asset selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

To the extent a market disruption event exists on a day on which the final price is to be determined, the market price of the reference asset will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference asset; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price on such date. The term “market disruption event” is described and defined in the product supplement.

In the event that the final valuation date is postponed or extended and the maturity date is postponed or extended as described under ”Specific Terms of the Notes - Maturity Date” in the product supplement, the related payment of principal will be made on the postponed or extended maturity date.

You may lose some or all of your principal if you invest in the notes.

Physical Delivery Amount

If the payment at maturity per note is in physical shares of the reference asset, you will receive a number of shares referred to as the ”physical delivery amount” (with any fractional shares to be paid in cash). The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of each note by the initial price of the reference asset. The physical delivery amount, the initial price of the reference asset and other amounts may change due to corporate actions.

Interest

The notes will pay interest at the interest rate specified on the front cover of this pricing supplement, and interest payments will be made on the interest payment dates specified on the front cover of this pricing supplement. However, if the first interest payment date is less than 15 days after the date of issuance, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For more information, see ”Description of the Notes - Fixed Rate Notes” in the prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, each note should be treated for federal income tax purposes as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at the maturity date for an amount equal to the Deposit (as defined below), or (2) “cash settle” the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” We intend to treat the notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the notes, you agree to treat the notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Short-Term Debt Instruments” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

The description below of each reference asset includes a chart that indicates the yield on the Deposit and the Put Premium, as described in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income on the notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

SETTLEMENT

We expect that the delivery of the notes will be made against payment therefor on or about the issue date specified on the cover page of this pricing supplement, which will be the eighth business day following the initial valuation date of the notes (the settlement cycle being referred to as “T+8”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

REFERENCE ISSUER AND REFERENCE ASSET INFORMATION

All information on the reference assets and the reference issuers is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the ”Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a reference asset can be located by reference to the SEC file number specified in the description of the relevant reference asset below. We make no representation that these publicly available documents are accurate or complete. For more information, we urge you to read the section ”Information Regarding the Reference Asset and the Reference Asset Issuer” in the product supplement.

Historical Performance of the Reference Assets

The description below of each reference asset includes a table that sets forth (to the extent available) the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the primary exchange, of that reference asset for each quarter in the period from January 1, 2004 through December 31, 2007 and for the period from January 2, 2008 through March 24, 2008. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in USD and rounded to the nearest penny. Historical prices of the reference assets should not be taken as an indication of future performance of the reference assets.

HYPOTHETICAL EXAMPLES

The description below of each reference asset includes a table of hypothetical returns that is based on the assumptions outlined for each reference asset. Each table illustrates the hypothetical returns you would have earned from (i) a USD 1,000 investment in the notes compared to (ii) a direct investment in the relevant reference asset (prior to the deduction of any applicable brokerage fees or charges). The following is a general description of how the hypothetical returns in each table were determined:

• If the final price of the reference asset is lower than the initial price of the reference asset and the market price of the reference asset was below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive the physical delivery amount (with any fractional shares to be paid in cash) ;
• If the final price of the reference asset is greater than or equal to the initial price of the reference asset, you would receive USD 1,000 at maturity, regardless of whether the market price of the reference asset on any day was below the barrier price; or
• If the final price of the reference asset is less than the initial price of the reference asset but the market price of the reference asset was not below the barrier price on any day between the initial valuation date and the final valuation date, inclusive, you would receive USD 1,000 at maturity.

Each table of hypothetical returns is provided for illustration purposes only and is hypothetical. None purports to be representative of every possible scenario concerning increases or decreases in the price of the reference asset and the payment at maturity of the notes. We cannot predict the final price of the reference assets on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. In addition, the examples assume that the reference asset has no dividend yield. You should not take these examples as an indication or assurance of the expected performance of the reference asset.

NATIONAL OILWELL VARCO, INC. (NOV)

Description of NATIONAL OILWELL VARCO, INC.

According to publicly available information, NATIONAL OILWELL VARCO, INC. (“National Oilwell”), engages in the design, construction, manufacture, and sale of systems, components, and products to the oil and gas industry worldwide. National Oilwell operates in three segments: Rig Technology, Petroleum Services & Supplies, and Distribution Services. The Rig Technology segment designs, manufactures, sells, and services systems for the drilling, completion, and servicing of oil and gas wells. The Petroleum Services & Supplies segment provides various consumable goods and services used to drill, complete, remediate, and workover oil and gas wells and service pipelines, flowlines, and other oilfield tubular goods. The Distribution Services segment offers maintenance, support, repair, and operating supplies, as well as spare parts to drill site and production locations. National Oilwell serves drilling contractors, shipyards and other rig fabricators, well servicing companies, national oil companies, independent oil and gas companies, supply stores, and pipe-running service providers.

National Oilwell’s SEC file number is 1-12317.

Historical Performance of National Oilwell

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	25.25	16.54	23.35
June 30, 2005	24.60	19.64	23.77
September 30, 2005	34.01	23.12	32.90
December 30, 2005	33.70	26.71	31.35
March 31, 2006	38.80	27.89	32.06
June 30, 2006	36.50	28.17	31.66
September 29, 2006	34.32	27.44	29.28
December 29, 2006	34.30	25.81	30.59
March 30, 2007	39.64	26.88	38.90
June 29, 2007	54.79	38.28	52.12
September 28, 2007	74.94	48.91	72.25
December 31, 2007	82.00	61.06	73.46
January 2, 2008 through March 24, 2008	77.83	49.46	53.87

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 14.95 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, 2.36 per cent constitutes interest on the Deposit and 12.59 per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	National Oilwell
Initial Price:	USD 53.87
Barrier Price	USD 35.0155
Interest Rate:	14.95 per cent per annum
Physical Delivery Amount:	18.5632 shares (fractional shares paid in cash)
Term of Notes:	3 months
Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	3.74%		100.00%
+	90%	3.74%		90.00%
+	80%	3.74%		80.00%
+	70%	3.74%		70.00%
+	60%	3.74%		60.00%
+	50%	3.74%		50.00%
+	40%	3.74%		40.00%
+	30%	3.74%		30.00%
+	20%	3.74%		20.00%
+	10%	3.74%		10.00%
	0%	3.74%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-6.26%	3.74%	-10.00%
-	20%	-16.26%	3.74%	-20.00%
-	30%	-26.26%	3.74%	-30.00%
-	40%	-36.26%	N/A	-40.00%
-	50%	-46.26%	N/A	-50.00%
-	60%	-56.26%	N/A	-60.00%
-	70%	-66.26%	N/A	-70.00%
-	80%	-76.26%	N/A	-80.00%
-	90%	-86.26%	N/A	-90.00%
-	100%	-96.26%	N/A	-100.00%

TEREX CORPORATION (TEX)

Description of TEREX CORPORATION

According to publicly available information, TEREX CORPORATION (“Terex”) manufactures capital equipment for construction, infrastructure, quarrying, mining, shipping, transportation, refining, and utility industries worldwide. Terex Aerial Work Platforms segment offers aerial work platform equipment, telehandlers, light construction equipment, and construction trailers. Terex Construction segment designs and manufactures off-highway trucks, scrapers, hydraulic excavators, wheel loaders, material handlers, and truck-mounted articulated hydraulic cranes; and loader backhoes, compaction equipment, mini and midi excavators, site dumpers, skid steer loaders, and wheel loaders. The Terex Cranes segment provides mobile telescopic cranes, tower cranes, lattice boom crawler cranes, truck mounted cranes, and telescopic container stackers. The Terex Materials Processing & Mining segment manufactures and markets crushers, impactors, washing systems, screens, trammels, and feeders; hydraulic mining excavators; highwall mining equipment; high capacity surface mining trucks; and drilling equipment. The Terex Roadbuilding, Utility Products, and Other segment offers pavers, plants, mixers, reclaimers, stabilizers, and profilers; landfill compactors; and digger derricks, aerial devices, and cable placers.

Terex's SEC file number is 1-10702.

Historical Performance of Terex

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
March 31, 2005	24.51	18.82	21.65
June 30, 2005	22.00	17.92	19.70
September 30, 2005	26.10	19.57	24.72
December 30, 2005	31.22	24.55	29.70
March 31, 2006	40.83	29.58	39.62
June 30, 2006	51.57	37.55	49.35
September 29, 2006	50.89	37.69	45.22
December 29, 2006	66.52	45.11	64.58
March 30, 2007	73.25	54.75	71.76
June 29, 2007	86.99	70.60	81.30
September 28, 2007	96.93	66.24	89.02
December 31, 2007	90.75	56.20	65.57
January 2, 2008 through March 24, 2008	72.09	46.50	62.60

Deposit and Put Premium

As described in the prospectus supplement under ”Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit,“ for purposes of dividing the 13.00 per cent per annum interest rate on the notes among interest on the Deposit and Put Premium, 2.36 per cent constitutes interest on the Deposit and 10.64 per cent constitutes Put Premium.

Hypothetical Examples

The table below demonstrates hypothetical returns at maturity based on the assumptions outlined below. The hypothetical returns are rounded to the nearest hundredth decimal place. See “- Hypothetical Examples” above for more information.

Reference Asset:	Terex
Initial Price:	USD 62.60
Barrier Price:	USD 40.6900
Interest Rate:	13.00 per cent per annum
Physical Delivery Amount:	15.9744 shares (fractional shares paid in cash)
Term of Notes:	3 months
Reinvestment Rate for Note Interest:	0 per cent

Table of Hypothetical Returns

FINAL PRICE (% CHANGE)		INVESTMENT IN THE NOTES		INVESTMENT IN THE REFERENCE ASSET
+	100%	3.25%		100.00%
+	90%	3.25%		90.00%
+	80%	3.25%		80.00%
+	70%	3.25%		70.00%
+	60%	3.25%		60.00%
+	50%	3.25%		50.00%
+	40%	3.25%		40.00%
+	30%	3.25%		30.00%
+	20%	3.25%		20.00%
+	10%	3.25%		10.00%
	0%	3.25%		0.00%
		Barrier Price Ever Breached?
		YES	NO
-	10%	-6.75%	3.25%	-10.00%
-	20%	-16.75%	3.25%	-20.00%
-	30%	-26.75%	3.25%	-30.00%
-	40%	-36.75%	N/A%	-40.00%
-	50%	-46.75%	N/A	-50.00%
-	60%	-56.75%	N/A	-60.00%
-	70%	-66.75%	N/A	-70.00%
-	80%	-76.75%	N/A	-80.00%
-	90%	-86.75%	N/A	-90.00%
-	100%	-96.75%	N/A	-100.00%